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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-15 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of January 13, 1998

                    Micro Focus Group Public Limited Company
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


        Form 20-F   X                                Form 40-F
                   ---                                         ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes   X                                      No
             ---                                        ---

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


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Release Time:
 UK: 7:30 a.m. GMT Tuesday                  U.S.: 2:30 a.m. EST Tuesday
 January 13, 1998                           January 13, 1998


 EDITORIAL CONTACTS:

 Martin C. Waters                           Giles Sanderson/Edward Bridges
 President                                  Financial Dynamics
 Chief Executive Officer                    UK: 0171 831 3113
 U.S.: 650-404-7090


                             MICRO FOCUS GROUP PLC
                      DEPARTURE OF CHIEF FINANCIAL OFFICER

MOUNTAIN VIEW, Calif. and LONDON, Jan. 13, 1998--Micro Focus Group Plc (NASDAQ:MIFGY) today announced that Anthony R. Muller, senior vice president and chief financial officer, has accepted a position with another company and has resigned from Micro Focus. The Company expects to announce a replacement shortly, and during the interim period Loren E. Hillberg, the Company's vice president, general counsel and secretary, will assume the duties of chief financial officer.

Martin C. Waters, president, commented, "We are sorry to see Tony leave, but understand his desire to pursue this new opportunity. He has made important contributions to Micro Focus as the Company has developed business momentum over the past year."

Muller noted, "I have enjoyed being part of Micro Focus and will miss the many capable people here. We have accomplished much together, and I believe that Micro Focus' future prospects are bright. It has been a difficult decision for me to leave one excellent opportunity to join another rapidly growing public company."

Waters added, "The Company is confident that it will meet its revenue and profit plans for the remainder of this fiscal year and believes it will continue to grow in both revenue and profits for the coming fiscal year." Micro Focus intends to announce its results for the quarter and fiscal year ending January 31, 1998 on March 4, 1998.

About Micro Focus

Micro Focus (NASDAQ:MIFGY) provides solutions for managing enterprise computing assets. The Company's state-of-the-art programming solutions allow application developers to manage and extend their enterprise applications for developing and deploying production systems in distributed environments, moving application development and maintenance off of the mainframe, and providing solutions for reengineering systems to handle the millennium date change.

Micro Focus is located at 701 E. Middlefield Road, Mountain View, Calif. 94043; telephone 650/938-3700. In the UK, the Company is located at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, RG14 1QN; telephone 01635 32646. For additional information on Micro Focus and its products, visit the Micro Focus Web site at http://www.microfocus.com .


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The following  statement is made in accordance with the U.S. Private  Securities
Litigation  Reform  Act  1995:  This  Press  Release  contains   forward-looking
statements that involve a number of risks and uncertainties. There are certain important factors that could cause results to differ materially from those anticipated by the statements made herein. Factors that could cause actual results to differ materially are the following: the ability of the Company to develop and release to the market products and services that meet the needs of the Company's customers in the highly dynamic market for application development tools, the potential need for development tools to shift based on changes in underlying technology standards coming into use, the potential for a decrease in revenue which may be caused by delays in the timing of the delivery of products or services, the effect of competitors' efforts to enter the Company's markets, and the ability of the Company to effectively manage its costs against uncertain revenue expectations.Further information on potential factors which could affect the Company's financial results are included on the Company's Form 20-F for the fiscal year ended January 31, 1997 and the Company's Form 6-K reports for the quarters ended April 30, July 31 and October 31, all as filed with the SEC, as they may be updated or amended with future filings.

                                     # # #

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        Micro Focus Group Public Limited Company
                                        ----------------------------------------
                                                      (Registrant)


Date: January 13, 1998                    By: /s/ Loren E. Hilllberg
                                              ----------------------------------
                                              Loren E. Hillberg, Secretary